JOINT PETITION OF
                         NIAGARA MOHAWK HOLDINGS, INC.,
                        NIAGARA MOHAWK POWER CORPORATION,
                            NATIONAL GRID GROUP plc,
                              AND NATIONAL GRID USA
                             FOR APPROVAL OF MERGER
                              AND STOCK ACQUISITION


                            Introduction and Summary

     On September 5, 2000, Niagara Mohawk Holdings, Inc. ("NM Holdings") and National Grid Group plc ("National Grid")/1/ announced an agreement under which National Grid will acquire NM Holdings through a transaction described later in this filing. As a result of this transaction National Grid indirectly will acquire 100 percent of the common stock of Niagara Mohawk Power Corporation ("Niagara Mohawk"), an electric and gas utility owned by NM Holdings. NM Holdings, Niagara Mohawk, National Grid, and National Grid USA ("Grid USA") (collectively, "Petitioners") accordingly request authorization to effect the indirect acquisition of Niagara Mohawk by National Grid.

     As Petitioners will show, the proposed merger is in the public interest and should be approved. The most important benefit of the merger will be its impact on rates for electric delivery service. Under the Incentive Rate Plan ("Rate Plan") outlined in Petitioners' Joint Proposal (cited as "J.P."), which is being filed with this Petition, Niagara Mohawk's revenues from electric delivery service, inclusive of competitive transition charges ("CTCs") but excluding prices for the commodity and the commodity based Delivery Charge Adjustment ("DCA"), will be reduced by $860 million on a present value basis over the next ten years from

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1/   For the purposes of this proceeding, "National Grid" means the existing
     National Grid and the New National Grid that is formed pursuant to the Scheme of Arrangement discussed in the section entitled Overview of the Proposed Transaction.

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the rates that would have been experienced absent the merger. (J.P. Att. 1,
p.1.) These Electricity Delivery Rate reductions mitigate the increase in commodity charges that is projected to become effective on September 1, 2001 for Niagara Mohawk's Non-Market Price customers under SC-1, SC-2, and SC-3.

     Under Niagara Mohawk's currently effective rate and restructuring settlement (the "Power Choice Settlement")/2/ electric rates must be updated as of September 1 to reset the competitive transition charge (CTC), based on the current forecast of generation market prices. Niagara Mohawk expects to file by May 1, 2001, to make the changes in the CTC and to implement other commodity related changes. The expiration of some of Niagara Mohawk's low cost power contracts, high gas costs that affect the fuel index provisions of several of Niagara Mohawk's other power contracts, ancillary services charges from the New York Independent System Operator and higher market prices have combined to increase Niagara Mohawk's purchased power costs. Effective September 1, 2001, these increases and other adjustments required under the Power Choice Settlement would result in overall rate increases of 8 to 12 percent for the Non-Market Price customer classes, including residential (SC-1, SC-1B, and SC-1C) customers, commercial (SC-2ND and SC-2D) customers, small-to-mid-sized industrial (SC-3 and SC-4S) customers, and outdoor lighting (PSC-214). (Attachment 6e, p.5, line 14.) These increases will be mitigated by over four percent under the Rate Plan. (Id.) Large industrial customers (including SC-3A, SC-4 (over 2 megawatts), SC-11 and SC-12), who generally are served at market rates, likewise will benefit from the merger and the Rate Plan, which will enable them to receive an average projected overall reduction in Electricity Delivery Rates of 25.2 percent, which includes the reduction that they would otherwise receive on

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2/   See Power Choice Settlement Agreement, which was approved by the Commission with modifications in Opinion No. 98-8 (issued March 20, 1998).

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September 1, 2001 under the Power Choice Settlement. (J.P. Att. 6e, p. 2, line
15.) These reductions in Electricity Delivery Rates will offset a portion of the market price increases that these large customers are experiencing in today's market.

     Niagara Mohawk is also entitled under the Power Choice Settlement to file for two 1% increases in delivery rates to be effective September 1, 2001 and September 1, 2002, and to move to cost-of-service rates thereafter. Those base rate increases would be avoided altogether by the merger. As a result, Niagara Mohawk's customers will benefit by the merger. Petitioners calculate that the merger will result in customer savings of $860 million over the 10 years ended December 31, 2001. (J.P. Att. 1, p.1.)

     The Electricity Delivery Rate cuts and long-term price stability are produced by merger synergies and efficiency gains, and by the reduction and reshaping of CTC recoveries. The merger is expected to produce net synergy savings of $90 million per year that are shared across the combined Niagara Mohawk/Grid USA system. In addition, the Petitioners project efficiency gains of $60 million per year following the completion of Niagara Mohawk's generation asset divestiture. Opportunities for merger-related cost savings include the consolidation of duplicative functions, the achievement of greater economies of scale, and adoption of best practices. The present value of the synergy savings and efficiency gains assumed to be allocated to Niagara Mohawk equals $745 million, and the customers' share of these savings is reflected in the revenue reductions proposed over the Rate Plan Period. In addition, the Rate Plan reduces, extends and reshapes Niagara Mohawk's CTC recovery, which contributes to the reduction and stabilization of Electricity Delivery Rates and revenues over the Rate Plan Period.

     The merger also will benefit gas customers. Petitioners propose to extend by one year the Multi-Year Natural Gas Rate and Restructuring Agreement that was approved by the

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Commission in Case No. G-99-0336 (the "Gas Settlement")./3/ This proposal would result in Niagara Mohawk's gas delivery rates having remained frozen for eight years. As part of the Gas Settlement, Niagara Mohawk is undertaking a number of initiatives in support of the market restructuring objectives stated in the Commission's Policy Statement Concerning the Future of the Natural Gas Industry in New York State (issued November 3, 1998). The merger, by creating a stronger company, will reinforce Niagara Mohawk's ability to implement these commitments successfully.

     In addition to the rate reduction and price stability in the Rate Plan, the merger will produce other significant benefits for Niagara Mohawk and its customers. The merger will enhance Niagara Mohawk's ability to finance its operations by putting Niagara Mohawk under the corporate umbrella of National Grid, which is financially much stronger than NM Holdings. The incorporation of Niagara Mohawk into the National Grid system also will enable Niagara Mohawk to benefit from National Grid's valuable experience as an owner and operator of transmission systems in a competitive environment. Finally, the merger will lead to new professional opportunities for Niagara Mohawk's employees, who will become part of a global enterprise.

     National Grid has committed that, following the merger, Niagara Mohawk will maintain its traditional role as a leading corporate citizen in the communities it serves. Niagara Mohawk's headquarters will remain in Syracuse. Niagara Mohawk will continue to support local charitable organizations and non-profit activities. Niagara Mohawk also will continue to focus on economic development to help retain and attract jobs to Upstate New York. National Grid's acquisition of NM Holdings, and by extension Niagara Mohawk, constitutes a clear vote of

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3/   Opinion No. 00-9, issued July 27, 2000.

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confidence in Upstate New York by a company that owns and operates utilities elsewhere in North America and on four other continents. The proposed transaction, including the multi-year Rate Plan, builds on Niagara Mohawk's current rate and restructuring settlement. As Petitioners will explain in more detail below, the proposed merger is in the public interest and should be approved on an expedited basis./4/

                         Description of the Petitioners

     NM Holdings is currently an exempt utility holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. Sections 79 et seq.
(1994). NM Holdings' primary subsidiary is Niagara Mohawk, which is an electric and gas utility subject to regulation by the Commission. Niagara Mohawk adopted its present holding company structure in 1999 in accordance with the Power Choice Settlement. Niagara Mohawk's revenues from utility operations for 1999 were $3.827 billion ($3.248 billion - electric, and $580 million - gas).

     National Grid directly or indirectly owns electric utilities on five continents. National Grid's forerunner and largest current subsidiary (measured by revenues) is National Grid Company plc ("NGC"), which owns and operates the 4,400-mile high-voltage electric transmission system in England and Wales. NGC, which serves markets with a maximum demand in excess of 50,000 MWs, was formed as part of the privatization of the United Kingdom's electric utility industry in 1990. During the past 10 years NGC has invested more than $4.9 billion in its transmission system while achieving a 50 percent reduction in controllable costs and improved system performance.

     National Grid has applied its core transmission expertise to other parts of the world. A National Grid subsidiary is part owner and registered operator of Transener, which operates

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4/   Section 9.5.4 of the Power Choice Settlement provides for expedited Staff and Commission review of any Niagara Mohawk merger transaction.

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facilities comprising 95 percent of Argentina's high-voltage transmission network. Another National Grid subsidiary owns a major stake in Copperbelt Energy Corporation, which supplies electricity to copper mines in Zambia. A National Grid company recently was awarded a contract to build, own, and operate a 220-mile underwater transmission link between southeastern Australia and the island of Tasmania. National Grid also has major investments in telecommunications businesses in South America and Eastern Europe. National Grid's total revenues for its most recent fiscal year (ended March 31, 2000) were over $2.6 billion ((pound)1.6 billion).

     In March 2000 National Grid completed its acquisition of the New England Electric System ("NEES"), a registered utility holding company under PUHCA. National Grid USA (as NEES was renamed) wholly owns electric distribution utilities providing retail service in Massachusetts (Massachusetts Electric Company ("Mass. Electric") and Nantucket Electric Company), Rhode Island (The Narragansett Electric Company ("Narragansett")), and New Hampshire (Granite State Electric Company). Grid USA's retail rate (on a cents per kilowatt hour basis) is the lowest of the major distribution companies in New England. At the same time, the Grid USA distribution companies have met their commitment to maintain high service quality standards. This combination of low rates and strong service quality has been reflected in high rankings in several customer satisfaction surveys during the past several years. For example, in both 1999 and 2000 the Grid USA system ranked highest in New England and New York in residential customer satisfaction surveys by J.D. Power and Associates.

     Grid USA also owns 99.57 percent of the shares of its principal transmission utility subsidiary, New England Power Company ("NEP"), as well as majority interests in several

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smaller transmission utility subsidiaries operating in New England. Grid USA's service company, National Grid USA Service Company, Inc. ("Grid Service Company"), provides administrative, engineering, construction, legal, and financial services to Grid USA and its subsidiaries at cost in accordance with the regulations of the Securities and Exchange Commission ("SEC"). Grid USA also owns several other non-utility subsidiaries. NEES's total revenues for calendar year 1999 were $2.6 billion.

     Shortly after becoming part of the National Grid system, Grid USA completed its acquisition of another New England-based utility holding company system, Eastern Utilities Associates ("EUA"). EUA's retail electric utility subsidiaries, which operated in Massachusetts and Rhode Island, were merged into the corresponding Grid USA subsidiaries in those states. EUA's transmission utility subsidiary and service company subsidiary were also merged into NEP and Grid Service Company, respectively. EUA's total revenues for calendar year 1999 were $554 million. National Grid and Grid USA are described in greater detail in Appendix A to this Petition.

                      Overview of the Proposed Transaction

     Under the Agreement and Plan of Merger and Scheme of Arrangement/4/ dated as of September 4, 2000 (the "Merger Agreement," attached as Appendix B), common shareholders of NM Holdings will receive consideration of $19 per share so long as the value of five shares of National Grid falls within a range of $32.50 and $51.00. If the value of five National Grid shares falls above or below this range at closing, the consideration received by shareholders of NM Holdings will be adjusted up or down in accordance with a sharing formula. Shareholders may elect to receive their consideration in the form of American Depositary Shares ("ADSs") in

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4/   "Scheme of Arrangement" is a recognized term by which corporate reorganizations of this form, which require prior approval of the English Courts, are known.

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National Grid, in cash, or in a combination of both, subject to a requirement that cash consideration be at least $1.015 billion. Under the Merger Agreement, the value of Niagara Mohawk's common equity is approximately $3 billion.

     As a result of the merger, Niagara Mohawk will become an indirect wholly-owned subsidiary of Grid USA. To implement the acquisition, National Grid will effect a Scheme of Arrangement under which a newly-formed UK-registered holding company, National Grid Group plc ("New National Grid"), will become the holding company of National Grid and National Grid shareholders will receive, in exchange for their ordinary shares in National Grid, new shares issued by New National Grid having the same economic and voting rights. The shares issued by New National Grid will be listed on the London and New York Stock Exchanges (with ADSs representing such shares being listed on the New York Stock Exchange), following which the ordinary shares in National Grid will be de-listed. The Scheme of Arrangement affords Niagara Mohawk shareholders tax-free treatment to the extent that they opt to take shares as consideration when the transaction is completed.

     Pursuant to the Merger Agreement, Grid Delaware, Inc. ("Merger Sub"), a wholly-owned subsidiary of New National Grid, will merge with and into NM Holdings, with NM Holdings continuing as the surviving corporation. As the surviving entity, and on completion of the transaction, NM Holdings will be a wholly-owned subsidiary of New National Grid and its direct parent will be Grid USA, which is already registered with the SEC as a holding company.

     It is common practice for U.K.-based multinational corporations to hold their non-U.K. subsidiaries through one or more wholly-owned intermediate holding companies incorporated under the laws of Western European countries. Such a structure was established by National Grid to effect the acquisition of NEES (now Grid USA) and it is intended that such a structure,

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the use of which was approved by the SEC in the context of that transaction, should remain in place following the acquisition of Niagara Mohawk. The intermediate holding companies do not serve as a means by which National Grid can diffuse control of Grid USA or of Niagara Mohawk. Rather, the structure has the sole purpose of helping National Grid capture economic efficiencies that otherwise might be lost in a cross-border transaction. Absent such a structure, National Grid would not be able to minimize taxes on the repatriation of foreign subsidiary profits. Other U.S. registered holding companies already use similar structures in connection with their own foreign investments.

                             Benefits of the Merger

A.   Electric Rates and Cost Savings

     1.   Description of Effect of Merger

     The merger and Rate Plan reduce prices from today's levels and stabilize Electricity Delivery Rates for the next ten years. The Electricity Delivery Rate cut and long-term stability in turn will reduce the present value of Niagara Mohawk's Electricity Delivery Rate revenue by $860 million over the next ten years compared to the rates Niagara Mohawk would have charged as a stand-alone utility.

         Over the next decade, if Niagara Mohawk were operated as a stand-alone company, its customers would face substantial rate increases. In September 2001, the beginning of the fourth year of rates under the Power Choice Settlement, prices for residential commercial and small industrial customers on Non-Market Price services are projected to increase 8 to12 percent due to increased purchase power costs alone. In addition, Niagara Mohawk is entitled under
Section 4.4.4.3 of the Power Choice Settlement to seek an increase capped at one percent annually of non-commodity rates in the fourth and fifth years of the Power Choice rate plan. The longer-term

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rate trajectory for Niagara Mohawk as a stand-alone utility is not expected to improve after September 1, 2003, the end of the term of the Power Choice Settlement. Niagara Mohawk projects its electricity delivery revenue requirement will increase in 2003 and thereafter until its CTC recovery drops off in 2007.

     The merger makes possible an alternative outcome. Under Petitioners' Rate Plan, Niagara Mohawk's Electricity Delivery Rates would be reduced and stabilized. The base transmission and distribution allowance embedded in Electricity Delivery Rates is frozen until December 31, 2002 and limited to 1.7 percent annual increases thereafter, and the CTC recovery is reduced, reshaped and extended. The result is a significant present value savings to customers. A detailed comparison of rates and prices to Niagara Mohawk's customers with and without the merger for each year of the Rate Plan is found in Attachment 6 to the Joint Proposal.

     As noted above, synergy savings are expected to average $90 million annually over the combined Grid USA and Niagara Mohawk system during the ten years following the merger. An additional $60 million of efficiency gains are expected as Niagara Mohawk completes its generation asset divestiture and transformation to a focused transmission and distribution utility. (See Appendix C.) A substantial share of those savings will be realized through the elimination of duplicative functions, primarily in corporate support areas such as finance, legal, human resources, communications, engineering, and information systems. Estimated synergy savings are based in part on an assumed reduction of between 500 and 750 positions over a four-year period, spread over a combined Grid USA/Niagara Mohawk workforce of approximately 10,000. These savings are in addition to the efficiency gains and employee reductions expected after Niagara Mohawk's generation asset divestiture. National Grid and Grid USA plan to achieve the

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employee reductions associated with synergy savings, whether in New York or New
England, largely through attrition and voluntary programs.

     Other substantial merger savings will be realized through economies of scale and scope. As a result of the merger Grid USA's revenues and customer base will approximately double. This will enable each of Grid USA's utility subsidiaries, including Niagara Mohawk, to cut its purchasing costs, information system costs, and the like. Whatever the source of merger cost savings, they will not be allowed to affect adversely the safety and reliability of Niagara Mohawk's electric delivery service. (See Section E, below.)

     The Rate Plan provides continuing incentives to realize further efficiency gains during and after the Rate Plan Period. During the Rate Plan Period, the costs of transmission and distribution service are held well below the forecast of inflation and below the cost projections of Niagara Mohawk as a stand-alone company. Following the Rate Plan Period, Niagara Mohawk must file a rate reduction to reflect the completion of recovery of the fixed costs under the CTC and is provided an opportunity to share in any efficiency gains in excess of those reflected in the Guideline Transmission and Distribution Charges by adjusting the return on equity for the ten years after the Rate Plan. This approach provides a continued incentive for the company to develop new ideas and practices, as well as the resources to make investments necessary to lower costs and maximize the efficiency of operations during and after the Rate Plan Period.

     To provide for initial Electricity Delivery Rate cuts followed by rate stability, Petitioners also have reduced and restructured CTC recovery to extend through the entire Rate Plan Period. At the same time, Petitioners have levelized Niagara Mohawk's projected commodity costs over the first four years of the Rate Plan. Instead of reflecting forecast commodity costs (excluding Ancillary Services) averaging 4.4 cents/kWh at the beginning of year 1 and declining to 4.1

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cents/kWh by year 4, the Rate Plan establishes a base ommodity cost of approximately 4.3 cents/kWh for all four years subject to a Commodity Adjustment Charge to Standard Service customers. These ratemaking techniques, combined with merger-related cost savings, enable Petitioners to offer customers the benefit of rates much lower than Niagara Mohawk could offer them as an independent utility.

     2.   Continued Commitment to Transition to Competitive Markets

     Niagara Mohawk and Grid USA are strongly committed to facilitating the development of competitive energy markets in the Northeast. Following the merger, Petitioners will continue to be focused on energy delivery as a core business strategy. Petitioners believe that, when market institutions can be made workable, competition will result in better services produced at a lower cost than would a continuation of the traditional regulated monopoly over generation.

     However, in view of the recent problems in electricity markets in California and the Northeast, Petitioners also recognize that achieving those workably competitive market institutions is going to take longer than originally anticipated, and that a longer transition period may be needed for small customers. This additional time will allow some of the problems that have emerged in wholesale markets to be addressed or their impacts mitigated. Additional time will also allow the development of a clearer vision of default and standard offer services, including what those services should be, how they should be priced, who should be eligible for them and who should provide them.

     As part of this filing, Petitioners are proposing to provide hedged commodity service for small customers (primarily residential and small commercial) for several more years than was originally planned in the Power Choice Settlement. At the same time, Petitioners are planning to continue to move larger customers to market priced service as additional hedged contracts

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expire, and to support the development of programs to increase the amount of load that can respond to wholesale market prices. To help facilitate retail competition, Petitioners will also, to the extent practicable, make the processes and procedures related to retail access more uniform across the U. S. regulated affiliates of National Grid in order to minimize the administrative costs of competitive energy suppliers.

     Niagara Mohawk and Grid USA recognize that some of these issues are the subject of several ongoing Commission proceedings. Following the merger, Niagara Mohawk will continue to participate actively in those proceedings and to support the development of efficient competition in both wholesale and retail markets.

B.   Gas Delivery Rates

     Niagara Mohawk's gas delivery rate freeze will be extended for an additional year (through August 31, 2004).

C.   Enhanced Ability to Finance Operations

     While Niagara Mohawk's financial condition is considerably less precarious than it was prior to implementation of the Power Choice Settlement, it remains less than robust. Niagara Mohawk's bond ratings are BBB+/Baa2. Niagara Mohawk has not paid a common dividend since the fourth quarter of 1995. Largely as a result of Niagara Mohawk's voluntary agreement to forego a return on the regulatory asset associated with its $4 billion buy-out of above-market contracts with independent power producers during the five years of the Power Choice Settlement, Niagara Mohawk's earnings have been minimal.

     The financial soundness of the National Grid system, by contrast, is unquestioned. According to the December 18, 2000 edition of Standard & Poor's Utilities and Perspectives, National Grid, Grid USA, Mass. Electric, Narragansett, and NGC each were rated A+. As part

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of the National Grid system, Niagara Mohawk's creditworthiness will be enhanced, thus improving its access to capital. As a member of the National Grid system, Niagara Mohawk will participate in a financing facility among the member companies of the Grid USA system. Niagara Mohawk will participate in intercompany borrowing arrangements currently in place among the subsidiary companies of the Grid USA system. These arrangements, which NEES maintained for many years and which have been approved by and are subject to regulation by the SEC, provide short term financing flexibility for Grid USA and its utility subsidiaries. Participation in the National Grid USA Money Pool will provide Niagara Mohawk with another source of short-term capital to help manage its cash working capital requirements.

D.   Community Commitments and Economic Development

     National Grid recognizes Niagara Mohawk's status as a leading corporate citizen in the communities it serves. Accordingly, National Grid and Grid USA are committed to maintaining Niagara Mohawk's role in the life of Upstate New York. Niagara Mohawk will retain its name and Niagara Mohawk's headquarters will remain in Syracuse.

     Following the merger, Niagara Mohawk will continue to focus on economic development in Upstate New York through a separate Economic Development Fund. This effort will also continue the close coordination with public agencies at the local and state level and with the New York Power Authority. The Electricity Delivery Rate cut and freeze made possible by merger savings should also enhance economic development in Niagara Mohawk's service territory.

E.   Customer Service Commitment

     The staffing reductions expected as a result of the merger should not adversely affect service quality. Petitioners' Rate Plan includes a Service Quality Plan under which Niagara Mohawk would receive annual rewards or penalties of up to $21.9 million (pre-tax) based on

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performance in maintaining high-quality customer service, as measured by
Commission-approved criteria. (See Attachment 13 to the Joint Proposal.) The proposed maximum rewards and penalties will give Niagara Mohawk both the incentives and the resources to provide a high level of customer service.

     Grid USA has a strong tradition of maintaining a high level of service quality. In every year since 1995, more than 90 percent of the customers of Grid USA in independently conducted surveys have given the company one of the top three scores on a seven-point scale. For example, a recent J.D. Power survey ranked Grid USA first in residential customer satisfaction among utilities in New England and New York. Other customer satisfaction surveys corroborate these results. The Grid USA record, coupled with the performance incentive included in Petitioners' Service Quality Plan, provides strong incentive to maintain and improve service quality following the merger.

F.   Congestion Reduction Program

     Petitioners propose that Niagara Mohawk institute a Congestion Reduction Incentive to reduce congestion on the transmission system. (See Attachment 14 to the Joint Proposal.) Niagara Mohawk would be allowed to recover 50 percent of the savings from reduced transmission congestion, unless a transmission improvement that reduces congestion is otherwise financially supported.

G.   Honoring Labor Agreements

     Petitioners commit to honor all existing labor contracts, and to negotiate new contracts in good faith as current agreements expire. The proportion of Grid USA's workforce that is represented by a union is approximately the same as for Niagara Mohawk.

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H.   Employee Benefits

     As part of a global business enterprise specializing in electric power delivery, Niagara Mohawk will be able to offer its employees additional opportunities to broaden and deepen their professional and personal experience. Former Grid USA employees, for example, have been detailed for periods of several weeks to one year to NGC, National Grid's U.K. transmission subsidiary. Upstate New York will benefit in intangible but real ways from the broader perspective that will come to Niagara Mohawk's employees as they join a world-wide corporate family.

I.   Consistency with Power Choice and Gas Settlements

     The merger is consistent with, and builds upon, the Power Choice and Gas Settlements. The Power Choice Settlement set the ground rules for the competitive restructuring of Niagara Mohawk's electric operations by authorizing the introduction of retail choice for all customers, the departure of Niagara Mohawk from the generation business through divestiture, the buy-out and buy-down of Niagara Mohawk's most burdensome power purchase contracts, and the recovery of stranded costs. In a parallel fashion, the Gas Settlement is designed to increase customer choice of gas supply and service options, facilitate the development of a competitive market, reduce Niagara Mohawk's merchant function responsibilities, and provide for stranded cost recovery.

     Now Niagara Mohawk is poised to join a utility system that has similarly restructured itself as an energy delivery business, and with which Niagara Mohawk already shares an electric transmission interconnection./5/ Some provisions of the Power Choice Settlement, such as its

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5/   Niagara Mohawk and Grid USA are interconnected directly via the 230 KV
     Rotterdam to Bear Swamp line and indirectly through the companies' participation in the New York Independent System Operator and the New England Independent System Operator, respectively.

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stranded cost recovery provisions, by their nature are implemented on an ongoing basis. The Gas Settlement similarly contains provisions that are to be implemented over an extended period. The merger accordingly is contingent on the continuing effectiveness of the provisions of the Power Choice Settlement and the Gas Settlement except to the extent such provisions are superseded by Petitioners' Joint Proposal.

J.   Additional Regulatory Considerations

     As a subsidiary of a holding company registered under the Public Utility Holding Company Act, Niagara Mohawk will require SEC authorization of its securities issuances. SEC authorization also will be required before Niagara Mohawk may procure, at cost, administrative, engineering, construction, legal, and financial services from a service company such as Grid Service Company. In most respects, the SEC's jurisdiction parallels that of the Commission. With certain exceptions, Niagara Mohawk's securities issuances currently are subject to Commission approval. Niagara Mohawk's procurement from affiliates of certain services similarly is subject to Commission authorization.

     National Grid will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

                            Requested Authorizations

     Petitioners request the following authorizations in connection with the merger.

1. Acquisition of Niagara Mohawk Stock. Commission approval pursuant to N.Y. Public Service Law ss. 70 is requested to enable National Grid indirectly to acquire 100 percent of the common stock of Niagara Mohawk in accordance with the description in this filing

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     as it may be modified prior to closing as long as Niagara Mohawk does not assume any additional obligations.

2. Joint Proposal and Incentive Rate Plan. Petitioners seek Commission approval under N.Y. Public Service Lawss.ss.65(1), 104,110 of the Joint Proposal in a form substantially similar to that proposed by Petitioners.

3. Financing. Petitioners request a finding under N.Y. Public Service Lawss.69 that Niagara Mohawk's participation in the National Grid USA Money Pool, whether as borrower or lender, and participation of Niagara Mohawk's affiliates as lenders, are appropriate, so long as such participation is fully in conformance with the National Grid USA Money Pool Agreement (a copy of which is included in Att. 16 to the Joint Proposal).

4. Change in Fiscal Year. To conform Niagara Mohawk's fiscal year to the fiscal year employed by the National Grid system, Petitioners request authorization purusant to N.Y. Public Service Law ss. 66(4) for Niagara Mohawk to convert from a calendar year fiscal year to a fiscal year ending March 31st.

                            Other Regulatory Filings

     Certain other regulatory filings must be made, and approvals obtained, as conditions precedent to closing of the merger. These include:

A.   Federal Energy Regulatory Commission

     The Federal Energy Regulatory Commission ("FERC") has interpreted Section 203 of the Federal Power Act as requiring FERC approval of a transfer of indirect control and ownership of jurisdictional facilities. Since the Merger Agreement provides for the transfer of ultimate control and ownership of Niagara Mohawk's transmission system from NM Holdings to National Grid, Petitioners will file with the FERC an application seeking authorization to effectuate the merger.

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B.   Securities and Exchange Commission

     NM Holdings, a holding company exempt from most provisions of PUHCA under
Section 3(a)(1) of the Act, and National Grid, Grid USA, and the various intermediate holding companies, each of which is a utility holding company registered with the SEC under PUHCA, all are required to obtain approval from the SEC prior to merger. In addition, authorization will be requested for Niagara Mohawk to participate in the National Grid USA Money Pool and for Grid Service Company to provide to Niagara Mohawk the same types of services that Grid Service Company already is authorized to provide to Grid USA and its existing subsidiaries. C. Hart-Scott-Rodino

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), the merger may not be consummated until the requisite notifications and report forms have been filed with the U.S. Department of Justice and the Federal Trade Commission, and the statutorily prescribed waiting periods have expired.

D.   Exon-Florio

     NM Holdings and National Grid will make a filing under the Exon-Florio Amendment. 50 U.S.C. App.ss.2170.

E.   Federal Communications Commission ("FCC")

     NM Holdings and National Grid will file for approval from the Federal Communications Commission for the transfer of control of Niagara Mohawk as an FCC licensee.

F.   Other Regulatory Approvals

     Since Grid USA's utility subsidiaries own transmission facilities in New Hampshire and Vermont and provide retail distribution service in New Hampshire, the "Scheme of Arrangement" involved in the merger, but not the merger itself, requires the approval of the

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

Vermont Public Service Board and the New Hampshire Public Service Commission by virtue of the change-of-control statutes in those states.

     Petitioners are not seeking approval of the merger from the U.S. Nuclear Regulatory Commission ("NRC") because they expect to own no NRC-jurisdictional facilities as of the closing of the merger. Indeed, the merger contemplates that Niagara Mohawk's pending sale of its interests in Nine Mile Point Unit 1 and Nine Mile Point Unit 2 first be completed.

                                   Conclusion

     National Grid's acquisition of Niagara Mohawk will benefit customers through lower Electricity Delivery Rates. The merger of Niagara Mohawk into the National Grid system also will allow Niagara Mohawk to benefit from the expertise National Grid has gained during more than a decade of owning and operating transmission systems across the world in a deregulated environment. For these and the other reasons set forth above, Petitioners submit that the acquisition by National Grid of Niagara Mohawk is in the public interest and request that the Commission approve the acquisition and provide the other, related authorizations set forth above.

January 17, 2001

                                           Respectfully submitted,

                                           NIAGARA MOHAWK HOLDINGS, INC.
                                           NIAGARA MOHAWK POWER CORPORATION
                                           NATIONAL GRID GROUP plc
                                           NATIONAL GRID USA

Of counsel:                                By their counsel:

Gary J. Lavine, Esq.                       ___________________________________
Senior Vice President                      Edward Berlin
  and Chief Legal Officer                  Steven J. Agresta
Niagara Mohawk Holdings, Inc.              J. Phillip Jordan
300 Erie Boulevard                         William B. Glew, Jr.
Syracuse, New York   13202
(315) 428-6947

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

Gloria Kavanah                             Swidler Berlin Shereff Friedman, LLP
Attorney at Law                            3000 K Street, Suite 300
Niagara Mohawk Power Corporation           Washington, DC   20007
111 Washington Avenue                      (202) 424-7500
Suite 301
Albany, New York   12210
(518) 433-5221

Lawrence J. Reilly
Senior Vice President
  and General Counsel
National Grid USA
25 Research Drive
Westborough, Massachusetts   01582
(508) 389-9000

Thomas G. Robinson
Deputy General Counsel
National Grid USA
25 Research Drive
Westborough, Massachusetts   01582
(508) 389-2877

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